October 6, 2016

Re:	Banco Bilbao Vizcaya Argentaria, S.A. Form 20-F for the Fiscal Year Ended December 31, 2015 Filed April 6, 2016 File No. 1-10110

Ms. Cecilia Blye

Chief

Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Dear Ms. Blye:

Thank you for your letter dated September 8, 2016, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2015 (the “2015 Form 20-F”) of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”, also referred to in this letter as the “Group” and “we”).

We appreciate your understanding in affording us the time necessary to prepare our responses, which we set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s September 8, 2016 comment letter in bold text.

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-537-7000 or fax: 011-34-91-537-6766, or our counsel, Michael J. Willisch of Davis Polk & Wardwell LLP, at 011-34-91-768-9610 or fax: 011-34-91-768-9710.

Very truly yours, /s/ Ricardo Gómez Barredo
Ricardo Gómez Barredo Head of Accounting and Supervisors

ANNEX A

Form 20-F for the Fiscal Year Ended December 31, 2015

General

1. In your letter to us dated May 31, 2013, you described your business contacts with Sudan and Syria, countries which are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure about contacts with those countries. Please provide us with information regarding your contacts with Sudan and Syria since the referenced letter. You should describe any services and funds you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

Response:

We respectfully advise the Staff that, as indicated in our letter dated May 31, 2013 and as further discussed in our response below to Comment 2, we do not believe that our contacts with the Republic of Sudan or Syria are quantitatively or qualitatively material, or constitute a material investment risk for our shareholders. As indicated in our letter dated May 31, 2013, BBVA is aware of the respective U.S., E.U. and U.N. restrictions applicable to the Republic of Sudan and Syria and the varying levels of limitations such restrictions place on activities in such countries.

We supplementally advise the Staff of the extent of our and our current fully consolidated subsidiaries’ contacts, through direct or indirect arrangements, since May 31, 2013, on a per country basis below.

BBVA’s Contacts with the Republic of Sudan

To our knowledge, our contacts with the Republic of Sudan – whether through direct or indirect arrangements – since May 31, 2013, as well as our anticipated contacts with the Republic of Sudan, are as indicated below.

Banking Activities

Republic of Sudan Embassy-Related Activity. We maintain one bank account for an employee of the embassy of the Republic of Sudan located in Venezuela. As of September 23, 2016, the amount of funds deposited with BBVA in such account was approximately $11. In addition, we maintain four bank accounts in Spain for four employees of the embassy of the Republic of Sudan located in Spain. Funds deposited into these accounts relate to employment compensation. As of the date hereof, each of these bank accounts carries a negative balance. We are committed to terminating these business relationships as soon as legally possible. We do not intend to enter into new business relationships involving any embassy of the Republic of Sudan or its employees.

Delegation of the European Commission in the Republic of Sudan. We maintain one bank account for the Delegation of the European Commission in the Republic of Sudan (the “Delegation”). The holders of such account are the Delegation and the Ministry of International Cooperation of the Republic of Sudan (the “Ministry”). Transactions made from this account require signatures from both the Delegation and the Ministry. Any transaction relating to this account is made in accordance with the cooperation and development policies of the European Union for the Republic of Sudan.

Pension Plan. We maintain in Spain one pension plan account for one resident of the Republic of Sudan. As of September 23, 2016, the total balance in such account was approximately $501.

Other Accounts. We maintain two accounts for residents of the Republic of Sudan through our subsidiary Türkiye Garanti Bankası A.Ş. (together with its consolidated subsidiaries, “Garanti”). As of the date hereof, all of such accounts have been marked to be closed, and account termination processes are ongoing. As of September 23, 2016, the total balance of such bank accounts was $0. In addition, in Spain we maintain one bank account for one resident of the Republic of Sudan. As of the date hereof, the total balance of such bank account was $0.

Tubos Reunidos. We have identified that one former member of the Group, Tubos Reunidos, S.A., in which we ceased our participation as of December 31, 2014, exported certain products from Spain to the Republic of Sudan in 2013, for which payment was made in euros from a non-Group bank in Egypt to a non-Group bank in Spain.

Wire Transfers. We sporadically provide wire transfers services in connection with transfers into the Republic of Sudan and transfers originated in the Republic of Sudan. In addition, prior to April 2016, Garanti sent and received various transfers from the Republic of Sudan that were processed through the Western Union platform.

Letters of Credit and Guarantees. From time to time in Spain we have entered into letters of credit and guarantees with entities and individuals resident in the Republic of Sudan.

We do not anticipate having any contact with the Republic of Sudan other than such contacts described above.

BBVA’s Contacts with Syria

To our knowledge, our contacts with Syria – whether through direct or indirect arrangements – since May 31, 2013, as well as our anticipated contacts with Syria, are as indicated below.

Banking Activities

Syrian Embassy-Related Activity. We maintain one bank account for the embassy of Syria located in Argentina. As of September 23, 2016, the amount of funds deposited with BBVA by such embassy was approximately $179. Since December 31, 2015, such account has been dormant, and no statements have been issued. In addition, we maintain one bank account for an employee of the embassy of Syria located in Venezuela. As of September 23, 2016, the total amount of funds deposited with BBVA in such accounts was approximately $1.

We are committed to terminating these business relationships as soon as legally possible. We do not intend to enter into new business relationships involving the embassy of Syria or its employees.

Other Accounts. We maintain four bank accounts in Moscow through Garanti for three residents of Syria. As of September 23, 2016, the combined amount of funds deposited with BBVA in such accounts was approximately $22,303. In Venezuela, we maintain eight bank accounts for residents of Syria. As of September 23, 2016, the combined amount of funds deposited with BBVA in such accounts in Venezuela was approximately $928. In Spain, we maintain 494 bank accounts, 268 credit card accounts, four loans and two investment accounts for a total of 413 residents of Syria. As of August 31, 2016, the total amount deposited with BBVA in such bank accounts was approximately $1,806,144, the total balance of such credit card and loan accounts was approximately $1,258, and the total balance of the investment accounts was approximately $3,000. We also maintain in Spain two bank accounts in U.S. dollars for two residents of Syria. These accounts have been blocked since May 23, 2015 and November 14, 2015, respectively. As of August 31, 2016, the total amount deposited with BBVA in such accounts was approximately $6,417. In addition, we maintain 164 bank accounts and 42 credit card accounts for residents of Syria through Garanti. As of the date hereof, all of such accounts have been marked to be closed, and account termination processes are ongoing. As of September 23, 2016, the total balance of such bank accounts was approximately $8,608,908, and the total balance of such credit card accounts was approximately $1,409.

Pension Plans. We maintain in Spain two pension plan accounts for two residents of Syria. As of September 23, 2016, the combined balance in such accounts was approximately $416.

Wire Transfers. We provide wire transfers services in connection with a limited number of transfers into Syria and transfers originated in Syria on behalf of our customers. In addition, prior to April 2016, Garanti sent and received various transfers from Syria that were processed through the Western Union platform.

Correspondent Banking Relationships. Garanti maintains correspondent banking relationships based on relationship management applications (RMA) with three Syrian banks.

Letters of Credit and Guarantees. From time to time we, through Garanti and in Spain, have entered into letters of credit and guarantees with entities and individuals resident in Syria.

We do not anticipate having any contact with Syria other than such contacts described above.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response:

We believe that our contacts with the Republic of Sudan and Syria, individually and in the aggregate, are not material to our results of operations or financial condition. We further believe that, in light of the de minimis size and nature of these contacts, such contacts do not constitute a material investment risk for our security holders. In assessing the materiality of BBVA’s contacts with the Republic of Sudan and Syria we have considered both quantitative and qualitative factors. In quantitative terms, as is evident from our response to Comment 1 above (and as further shown below), we believe that our contacts with such countries, individually and in the aggregate, are not quantitatively material. Our assessment of qualitative factors included consideration of the potential impact of our corporate activities in such countries upon our reputation and share value.

In addition to the qualitative factors we considered in making our analysis, we are aware of, and sensitive to, the sentiments which are expressed in certain legislation which has been adopted by some state legislatures in which state pension funds and other managers of state-invested money are required to report on, and in some instances divest, their investments in companies which do business with, or have ties to, countries identified by the U.S. Secretary of State as state sponsors of international terrorism, including the Republic of Sudan and Syria. Although recognizing the sentiment expressed through these statutes, we do not believe that the effect or purpose of such state statutes would impact our conclusions regarding the absence of material investment risk arising from our contacts with the Republic of Sudan or Syria.

Further, though we are aware of, and sensitive to, the investor sentiment evidenced by actions directed towards companies that have operations associated with the Republic of Sudan and Syria, we do not believe that any of our past, current or anticipated contacts with any of these countries would be qualitatively material to a reasonable investor making an investment decision about our shares. We believe that any reasonable investor would expect a bank like ours to have business and correspondent banking relationships throughout the world, to have credit exposure in connection with the trading activities of our Spanish and other clients throughout the world, and, in the course of conducting our business in Spain and elsewhere, to have deposits under custody from institutions from any number of countries abroad. The limited nature of our past and current contacts with the Republic of Sudan and Syria further supports our view that such contacts would not be qualitatively material to a reasonable investor.

From a quantitative perspective, gross income associated with the Republic of Sudan and Syria amounted, on an aggregate basis, to no more than €10 thousand for the six months ended June 30, 2016 (less than 0.001% of our gross income for such period). Assets associated with the Republic of Sudan and Syria amounted, on an aggregate basis, to no more than €9 million as of June 30, 2016 (less than 0.001% of our total assets as of June 30, 2016). Amounts for 2015, 2014 and 2013 were similarly immaterial.

Finally, the small balances of deposits from any banks or companies from or residents of the Republic of Sudan and Syria have made no material contribution to our results of operations or financial condition in the periods referred to above, nor are they expected to have any material impact in subsequent periods.

For all these reasons, we do not believe that our business activities or other contacts with the Republic of Sudan or Syria are material or constitute a material investment risk for our shareholders.